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                                             File No. 70-8675


               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                         AMENDMENT NO. 2

                               TO

                            FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM
                    NEW ENGLAND POWER COMPANY
                 MASSACHUSETTS ELECTRIC COMPANY
                        25 Research Drive
                Westborough, Massachusetts 01582

           (Name of company filing this statement and address of principal executive office)




                   NEW ENGLAND ELECTRIC SYSTEM

  (Name of top registered holding company parent of applicant)




Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

              (Names and addresses of agents for service)
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     Form U-1 Application/Declaration under the Public Utility
Holding Company Act of the 1935, File No. 70-8675 amended by
Amendment No. 1 dated November 9, 1995, is hereby further amended by this Amendment No. 2.


A. Under Item 1. Description of Proposed Transaction, A. Proposed Acquisition of NEC, 4. Benefits to NEC of Becoming a Part of the Company's System as amended in Amendment No. 1, is hereby further amended by deleting the fourth paragraph thereof and replacing it with the following new paragraph:

     Furthermore, as a condition to the merger, NEC customers will receive a five percent reduction in their base rates upon consummation of the merger. On the in-service date of the Cable Project (as hereinafter described), NEC's customers' rates will be set at that point and going forward at MEC's then-current rate schedules plus a Cable Project surcharge with a commitment that during the first year these new rates will be no greater than the rates before the in-service date. The Cable Project surcharge will be designed to recover the long-term debt provided by MIFA and equity funds provided by the Company to finance the Cable Project. This rate plan will provide NEC customers with lower, more stable rates and has been approved by the DPU.


B.  Under Item 1.  Description of Proposed Transaction, A.
Proposed Acquisition of NEC, 5. Proposed Cable Project and
Financing as amended by Amendment No. 1 is hereby further amended as follows:

(1) by adding the following sentence to the end of the first paragraph: "The construction of the Cable Project is currently scheduled for completion in the first quarter of 1997."

(2) by adding the following sentence to the end of the third paragraph: "As a result of the DPU order approving this financing, the issuance of the New Bonds meets the requirements of Rule 52."

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(3) by adding the following sentence to the end of the sixth paragraph: "The Company represents that pursuant to Rule 54, the criteria of Rule 53(a) and (b) have been satisfied."

c. Under Item 1. Description of Proposed Transaction, A. Proposed Acquisition of NEC, 6. Effects on the Company's System as amended by Amendment No. 1 is hereby further amended by deleting the first paragraph thereof and replacing it with the following:

     It is not anticipated that the acquisition of NEC by the Company will have any material effect on the consolidated earnings per share of the Company. As shown in the financial statements, the proposed acquisition of NEC will have a de minimus impact on the Company's system. The Company's system had a peak load of 4,385 Mws in 1994 and had operating revenue of $2,243,029,000 in 1994. NEC had a peak load of 22.8 Mws in 1994 and had operating revenue of $12,351,000 in 1994. The Company represents approximately 21.37% of New England Power Pool's peak load. The addition of NEC to the NEES System will increase this percentage by only 0.11%. NEC's revenues and customers represent less than 1% of MEC's revenues and customers. The acquisition of NEC makes sense to the Company at this time because NEP will be the wholesale supplier of electricity to NEC for the foreseeable future.

D.   Under Item 1.  Description of Proposed Transaction, A.
Proposed Acquisition of NEC, 6. Effects on the Company's System as previously amended by Amendment No. 1 is hereby further amended by adding the following sentences to the end of paragraph
2.

     "The Company expects through appropriate rate action that this income stream shall continue in the near future before consideration of savings from synergies. In addition, the Company estimates potential pre-tax savings in NEC's operations of between $500 thousand and $1 million, which could also result in increased net income. As noted above, the Cable Project surcharge will collect a return on equity which will allow the Company to earn a return on its equity provided to NEC for investment in the Cable Project equal to MEC's current allowed return (initially 11%)."

E. Description of Proposed Transaction, C. Money Pool and Short-term Borrowing, 1. Borrowing from Money Pool, please add the following sentence to the end thereof as amended by Amendment No. 1: "The only change to the current Money Pool terms is to add the Surviving Corporation as a borrower from and investor in the Money Pool."


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F.   Under Item 3.  Applicable Statutory Provisions, in the
second paragraph, please delete (5) as amended by Amendment No. 1 and replace it with the following:

     "5. The payment of indebtedness by NEC under the short term borrowing authority is exempted from Sections 9(a) and 12 and Rule 42 by said Rule."


G. By supplying the following exhibits under Item 6. Exhibits and Financial Statements


(a)  Exhibits

     B-3    Draft form of MEC Guarantee

     D-2(a) FERC Approval

     F      Opinion of Counsel

     G      Statement of Estimated Fees and Expenses

     Exhibits A-5 through A-11 will be filed by post effective
amendment.
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to Form U-1 Application/Declaration
(Commission's File No. 70-8675) to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                   NEW ENGLAND ELECTRIC SYSTEM
                                   MASSACHUSETTS ELECTRIC COMPANY
                                   NEW ENGLAND POWER COMPANY

                                        s/Michael E. Jesanis

                                   By:  ________________________
                                        Michael E. Jesanis
                                        Treasurer of each company



Date:  December 26, 1995




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.